SO
3-22-04

04003850

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VP 3-12-04

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-47312 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Upromise Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 Kendrick Street
(No. and Street)

| Needham | MA | 02494 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick W. McKeon — (781) 707-8537
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 125 High Street | Boston | MA | 02110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

RECEIVED MAR 1 2004

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Patrick W. McKeon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Upromise Investments, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patrick W. McKeon
Signature

Senior Vice President, CFO
Title

Kathleen Gee
Notary Public
KATHLEEN GEE
NOTARY EXP 8/25/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Upromise Investments, Inc.
## Financial Statements and Supplementary Schedules
## Index
## December 31, 2003

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
125 High Street
Boston MA 02110-1780
Telephone (617) 530 5000
Facsimile (617) 530 5001

## Report of Independent Auditors

To the Shareholder of Upromise Investments, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Upromise Investments, Inc. (the "Company") (a wholly-owned subsidiary of Upromise, Inc. (the "Parent") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 3 to the financial statements, Upromise Investments, Inc. has extensive transactions with Upromise, Inc. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2004

# Upromise Investments, Inc.
## Statement of Financial Condition
## December 31, 2003

| | |
|---|---|
| **Assets** | |
| Cash | $ 694,553 |
| Cash segregated under federal and other regulations | 99,774,936 |
| Interest receivable | 58,351 |
| Accounts receivable | 366,029 |
| Prepaid expenses | 61,014 |
| Securities owned, at fair value | 3,300 |
| Intangible asset, net | 153,455 |
| Total assets | $ 101,111,638 |
| **Liabilities and Stockholder's Equity** | |
| Payable to customers | $ 99,674,936 |
| Payable to Parent | 250,143 |
| Deferred revenue | 6,667 |
| Accrued expenses | 5,360 |
| | 99,937,106 |
| Commitments and contingencies | |
| Common Stock, $.01 par; 100 shares authorized, issued and outstanding | 1 |
| Additional paid-in capital | 844,396 |
| Retained earnings | 330,135 |
| Total stockholder's equity | 1,174,532 |
| Total liabilities and stockholder's equity | $ 101,111,638 |

The accompanying notes are an integral part of these financial statements.

# Upromise Investments, Inc.
## Statement of Operations
## Year Ended December 31, 2003

| | | |
|---|---|---|
| Revenues | | |
| Service fees | $ | 702,566 |
| Interest income | | 565,272 |
| Total revenues | | 1,267,838 |
| Expenses | | |
| Compensation | | 335,011 |
| General and administrative | | 503,019 |
| Total expenses | | 838,030 |
| Income before income taxes | | 429,808 |
| Provision for income taxes (Note 5) | | (174,777) |
| Net income | $ | 255,031 |

The accompanying notes are an integral part of these financial statements.

# Upromise Investments, Inc.
## Statement of Changes in Stockholder's Equity
## Year Ended December 31, 2003

| | Common Stock | | Additional | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Paid-in Capital | Earnings | Total |
| Balance at December 31, 2002 | 100 | $ 1 | $ 669,619 | $ 75,104 | $ 744,724 |
| Capital contribution from Parent | - | - | 174,777 | - | 174,777 |
| Net income | - | - | - | 255,031 | 255,031 |
| Balance at December 31, 2003 | 100 | $ 1 | $ 844,396 | $ 330,135 | $ 1,174,532 |

The accompanying notes are an integral part of these financial statements.

# Upromise Investments, Inc.
## Statement of Cash Flows
## Year Ended December 31, 2003

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 255,031 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Parent company non-cash capital contribution related to income taxes | 174,777 |
| Changes in operating assets and liabilities | |
| Cash segregated under federal and other regulations | (58,936,445) |
| Interest receivable | (29,638) |
| Accounts receivable | (315,619) |
| Prepaid expenses | (51,958) |
| Payable to customers | 58,866,314 |
| Payable to Parent | 250,143 |
| Accrued expenses | 360 |
| Deferred revenue | 6,667 |
| Total adjustments | (35,399) |
| Net cash provided by operating activities | 219,632 |
| Net increase in cash and cash equivalents | 219,632 |
| Cash and cash equivalents, beginning of period | 474,921 |
| Cash and cash equivalents, end of period | $ 694,553 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Nature of Business

Upromise Investments, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Upromise, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD") and the Municipal Securities Rulemaking Board (the "MSRB").

In March 2002, the Company was chosen by The Board of Trustees of the College Savings Plans of Nevada to serve as manager of, and the transfer and servicing agent for, its college savings program. The program is operated and administered as a "Qualified State Tuition Program" under Section 529 of the Internal Revenue Code of 1986, as amended (a "529 Plan"). In August 2003, the Company was chosen by The Trustee of the New York State College Choice Tuition Savings Program Trust Fund to serve as manager of, and the transfer and servicing agent for, its college savings program. This agreement became effective on November 17, 2003. The program is also operated and administered as a 529 Plan. As permitted by the Nevada and New York contracts, the Company has executed Investment Management Agreements with Upromise Investment Advisors, LLC under which Upromise Investment Advisors, LLC will provide the transfer and servicing agent functions to these 529 Plans.

Additionally, the Company provides broker-dealer services to individuals who become members of the Parent's service. The Parent operates a consumer savings loyalty network that allows the Parent's members to save for college tuition and other expenses when they purchase goods or services from merchants participating in the Parent's services. In addition to allowing members (customers of the Company) to invest rebates in the Nevada and New York 529 Plans, the Company may enter into marketing and services agreements with managers of other 529 Plans which allow members to invest rebates in such other plans.

## 2. Summary of Significant Accounting Policies

### Use of Estimates
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Risks and Uncertainties
The future viability of the Company is dependent on the Parent's ability to successfully continue its planned operations. The Parent is subject to a number of risks common to companies in developing industries including, but not limited to, an evolving business model, a limited operating history, market acceptance of new solutions and services, legislative changes impacting the 529 college savings market, dependence on key personnel and the Parent's ability to manage its expenditures in order to maintain positive cash and working capital through the year ending December 31, 2004. The financial statements do not include any adjustments that might result from the potential effects of these uncertainties. See also Note 3.

**Cash and Cash Equivalents and Supplemental Statement of Cash Flows Data**
Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less, that are not held for sale in the ordinary course of business. During the year ended December 31, 2003, the Company did not pay any income taxes or interest.

**Cash Segregated Under Federal and Other Regulations**
The Company maintains separate accounts for the exclusive benefit of customers in accordance with SEC Rule 15c3-3, as determined by periodic computations. Rule 15c3-3 allows the Company to maintain the required amounts in cash or qualified securities.

**Securities Owned**
Security transactions are recorded on a trade date basis. Securities owned by the Company consist entirely of an investment in the NASDAQ Stock Market, Inc. This security is not readily marketable and cannot be publicly sold, and is therefore valued at fair value as determined by management. Management has determined that the security's fair value at December 31, 2003 approximated its cost of $3,300.

**Payable to Customers**
Payable to customers arise from cash received by the Company from the Parent's merchant participants on the customers' behalf.

**Revenue Recognition**
Service fees include the distribution of the investment management fees earned under the New York and Nevada 529 Plans. The distribution portion of the program management fee is generally one-third of the total program management fee, which is calculated daily, and paid monthly, based upon the net assets of the investment options within the New York and Nevada 529 Plans. Services fees also include commissions earned in connection with marketing and services agreements with external 529 Plan providers which are recorded on a trade date basis. Deferred revenue includes administration fees received in advance related to services the Company will perform in sweeping customer loyalty amounts to certain 529 Plans. These amounts are initially recorded as a liability on the Statement of Financial Condition and then recognized into income over the term of the agreement as earned.

**Income Taxes**
The Company is included in the consolidated income tax returns filed by the Parent. Current and deferred income taxes are allocated by the Parent to each subsidiary as if it were a separate tax payer. Deferred income taxes are recognized for the future tax consequences of tax differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current and deferred tax liabilities resulting from the income tax allocations are recorded as receivable from or payable to the Parent. To the extent that the Company does not pay any resulting tax provision to the Parent or receive any resulting tax benefit from the Parent, such provision/benefit will be deemed a contribution/distribution and be recorded as Additional Paid-in Capital.

**Intangible Assets**
Intangible assets relate to an acquired brokerage license, which is deemed to have an indefinite life and, therefore, amortization was ceased beginning January 1, 2002 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Annually, the Company reviews the asset for potential impairment. The Company has concluded that there is no impairment as of December 31, 2003.

## 3. Related Party Transactions

The Company has an overhead expense and service agreement with the Parent whereby the Parent will provide all necessary business operation functions without required reimbursement to the Parent. These services include, but are not limited to: rent and facilities expenses, financial management, tax return preparation and filings, public relations, legal services, information systems, human resources and other corporate and administrative services. The Company may, in its sole discretion, repay the Parent, provided such repayment would not result in the Company's net capital falling below 120% of its minimum requirement under Rule 15c3-1.

During the year ended December 31, 2003, the Company recorded expenses of $335,011 and $414,461 for its share of employee compensation and general and administrative functions, respectively. During the year ended December 31, 2003, the Company reimbursed to the Parent $499,329 related to those expenses; at December 31, 2003, $250,143 remains payable to the Parent. The Company has agreed that it will not make any additional payments to the Parent for such expenses incurred through December 31, 2003.

## 4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of debit balances arising from customer transactions. During 2003, there were no withdrawals of equity or dividends paid by the Company. At December 31, 2003, the Company had net capital of $590,734, which was $340,734 in excess of its required net capital of $250,000. There were no customer debit balances at December 31, 2003.

## 5. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate income tax return.

The current and deferred portions of the income tax expense for the period ended December 31, 2003, is as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 131,379 | $ - | $ 131,379 |
| State | 43,398 | - | 43,398 |
| | $ 174,777 | $ - | $ 174,777 |

## 6. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against Upromise Investments, Inc. that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

## Upromise Investments, Inc.
### Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
### December 31, 2003

| | |
|---|---|
| Stockholder's equity | $ 1,174,532 |
| Less - Total non-allowable assets | 580,498 |
| Less - Haircuts on security positions | 3,300 |
| Net capital | 590,734 |
| Less - net capital requirement (greater of $250,000 or 2% of debit balances) | 250,000 |
| Net capital in excess of requirements | $ 340,734 |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission**

There are no material differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited Part II FOCUS report filed by the Company on January 27, 2004.

# Upromise Investments, Inc.
## Schedule II - Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2003

| | |
|---|---|
| **Credit Balances** | |
| Free credit balances and other credit balances in customers' security accounts | $ 99,674,936 |
| Total credit items | $ 99,674,936 |
| Reserve Computation | |
| Excess of total credits over total debits | $ 99,674,936 |
| Required deposit | $ 99,674,936 |
| Amount of deposit in reserve bank account | $ 99,774,936 |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission**

There are no material differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited Part II FOCUS report filed by the Company on January 27, 2004.

# Upromise Investments, Inc.
## Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2003

| | |
|---|---|
| 1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c-3): | $ - |
| A. Number of items | - |
| 2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3: | $ - |
| A. Number of items | - |

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110-1780
Telephone (617) 530 5000
Facsimile (617) 530 5001

**Report of Independent Auditors on Internal Control**
**Required by SEC Rule 17a-5**

To the Shareholder of Upromise Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Upromise Investments, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder of Upromise Investments, Inc., management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2004